UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)1

Catalyst Biosciences, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
14888D208
(CUSIP Number)
JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
June 15, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,014,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,014,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%[2]

14	TYPE OF REPORTING PERSON*
OO

[2] The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of April 29, 2022, as reported in the Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 9, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 883,255

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
883,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 883,255

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
883,255

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
883,255
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON*
OO

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,014,832
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,014,832

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,014,832
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.4%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Shelly C. Lombard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Matthew Stecker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Igor Volshteyn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 14 (the “Amendment No. 14”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by the undersigned on July 23, 2019 (as amended by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 17, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on January 5, 2022, Amendment No. 5 filed on January 27, 2022, Amendment No. 6 filed on February 23, 2022, Amendment No. 7 filed on February 28, 2022, Amendment No. 8 filed on March 7, 2022, Amendment No. 9 filed on March 16, 2022, Amendment No. 10 filed on April 21, 2022, Amendment No. 11 filed on May 2, 2022, Amendment No. 12 filed on May 10, 2022, and Amendment No. 13 filed on May 25, 2022, the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 14 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

On May 23, 2022, the Company publicly disclosed that, on May 19, 2022, it had entered into and closed on an Asset Purchase Agreement (the “Purchase Agreement”) with Vertex Pharmaceuticals Incorporated (the “Purchaser”), pursuant to which the Purchaser acquired the Company’s complement portfolio, including CB 2782-PEG and CB 4332, as well as its complement-related intellectual property for $60 million in cash (the “Transaction”), with $5 million retained by the Purchaser as a hold-back until one year after the closing to satisfy certain post-closing indemnification obligations. In the Company’s Current Report on Form 8-K disclosing the Transaction, filed with the SEC on May 23, 2022, the Company stated that its description of the Purchase Agreement was qualified in its entirety by reference to the full text of the Purchase Agreement. However, the Company did not file the Purchase Agreement as an exhibit to the Form 8-K. Instead, the Company noted that a copy of the Purchase Agreement will be filed as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2022, which is not due until August 15, 2022, the same date as the Company’s recently scheduled 2022 Annual Meeting of Stockholders (the “2022 Annual Meeting”), thus making clear that most stockholders will likely not have access to the Purchase Agreement prior to the time they vote their proxies for the 2022 Annual Meeting.

On June 15, 2022, JDS1, LLC (“JDS1”) filed a complaint, together with a motion for expedited proceedings, in the Delaware Court of Chancery against the Company and all of the incumbent members of the Company’s Board of Directors (collectively, the “Director Defendants”) seeking declaratory, injunctive, and equitable relief and damages under Section 271 of the Delaware General Corporation Law (the “DGCL”) and Delaware fiduciary duty law. JDS1’s complaint alleges, among other things, that the Company violated Section 271 of the DGCL when on May 19, 2022, the Company, without seeking any vote of the Company’s stockholders, entered into and closed on the Purchase Agreement. JDS1’s complaint also alleges that the Director Defendants breached their fiduciary duties by, among other ways, (i) knowingly failing to obtain a stockholder vote, as required by Section 271 of the DGCL, for the Transaction which JDS1 contends constituted a sale of substantially all of the assets of the Company; (ii) inequitably delaying until after the 2022 Annual Meeting, or shortly prior thereto, the disclosure to stockholders of the Purchase Agreement and the various, possibly material, terms of the Transaction contained therein, and the Company’s plans for the resulting funds, such that most, if not all, stockholders, other than the Company’s insiders, would not have access to such information prior to deciding how to vote their proxies at or before the 2022 Annual Meeting, thus preventing stockholders from being able to make informed voting decisions on critical matters brought before them and preventing JDS1 from using such information in its proxy solicitation materials and other communications to stockholders; and (iii) deliberately employing various legal strategies either to frustrate or completely disenfranchise a fair stockholder vote by preventing stockholders from having access to the Purchase Agreement sufficiently in advance of the 2022 Annual Meeting, such that most, if not all, stockholders, other than the Company’s insiders, would be denied access to such information prior to deciding how to vote their proxies at the 2022 Annual Meeting, thus impeding stockholders from being able to make informed voting decisions on critical matters being bought before them at the 2022 Annual Meeting, including whether to vote for JDS1’s three nominees standing for election at the 2022 Annual Meeting to replace three of the Director Defendants.

CUSIP NO. 14888D208

In light of the Company’s recent actions, as described herein, JDS1 remains more determined than ever to move forward with its proxy contest at the 2022 Annual Meeting. On June 16, 2022, JDS1 delivered to the Company an update to the notice of nominations and other proposed business that it previously submitted on March 4, 2022 nominating Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn (the “JDS1 Nominees”) for election to the Company’s Board of Directors (the “Board”) as Class I directors at the 2022 Annual Meeting and notifying the Company of JDS1’s intent to present a non-binding stockholder proposal requesting that the Board take the necessary steps to declassify the Board (in a manner that does not affect the unexpired terms of the previously elected directors) so that all directors are elected on an annual basis (the “Declassification Proposal”). JDS1 believes the JDS1 Nominees will bring to the Board a sense of urgency, together with fresh insights and perspectives, to restoring investor confidence and finding a path forward to unlock stockholder value and, thereby, reverse the precipitous decline in the price of the Common Stock that has occurred over the past year. As of the close of trading on Nasdaq on June 16, 2022, the $1.37 closing price per share of the Common Stock represents a decline of approximately 69% from the $4.43 closing price per share of the Common Stock on June 17, 2021. JDS1 also believes that the Declassification Proposal, if approved by stockholders at the 2022 Annual Meeting, would be a positive step forward in putting the Board on notice that stockholders want the members of the Board to be held accountable for their actions as directors.

JDS1 believes there is an urgent need to drive meaningful change in the composition of the Board and that such urgency has only been heightened given the manner in which the Board approached and executed the Transaction, including that the Board chose not to seek any stockholder vote to approve the Transaction, chose to delay sharing the Purchase Agreement with stockholders until after most stockholders will have voted their proxies for the 2022 Annual Meeting, and has been noticeably silent as to how the Company will use the net cash proceeds that it received from the Transaction. According to the Form 8-K/A that the Company filed with the SEC on May 24, 2022, the Company’s net proceeds from the Transaction are $52 million, not including the $5 million retained by the Purchaser as a hold-back until one year after the closing to satisfy certain post-closing indemnification obligations. JDS1 believes that stockholder value would be best enhanced if the Company distributed most of its cash, including the net cash proceeds of the Transaction, to stockholders, save what needs to be retained to provide for contingent liabilities and administrative expenses, and is concerned that that the Company may pursue another use for such cash proceeds that does not contemplate them being distributed to stockholders. JDS1 believes the JDS1 Nominees are better positioned than the incumbent Board members they are intended to replace to ensure that such cash proceeds are put to a use that best enhances stockholder value and serves the best interest of all stockholders.

Except as set forth in this Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors including, without limitation, the Company’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Company and others about the Company and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Company’s capitalization, uses of its cash, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Company, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Company, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: June 17, 2022

JDS1, LLC

By: /s/ Julian D. Singer
Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn
Name: Igor Volshteyn

Title: CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually and as attorney-in-fact for Shelly C. Lombard, Matthew Stecker, and Igor Volshteyn